March 28, 2014

VIA SECURE EMAIL

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated February 5, 2014
Regarding TRI Pointe Homes, Inc.
Preliminary Proxy Statement on Schedule PRE14A
Filed January 9, 2014
File No. 001-35796

Registration Statement on Form S-4

Filed January 9, 2014

File No. 333-193248

Dear Ms. Long:

TRI Pointe Homes, Inc. (“TRI Pointe,” “we” or “our”) is in receipt of the above captioned comment letter regarding the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Registration Statement on Form S-4 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text, followed by responses on behalf of TRI Pointe.

We have filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. All page references in the responses set forth below refer to pages of the Amended Proxy Statement and the Amended Registration Statement, as applicable. Defined terms used but not defined herein have the meanings specified in the Amended Proxy Statement and the Amended Registration Statement, as applicable. For your convenience, we are sending via courier marked copies of the Amended Proxy Statement and Amended Registration Statement.

19520 Jamboree Road, Suite 200, Irvine, CA 92612

p. 949.478.8600 f. 949.478.8601

Pamela Long

Securities and Exchange Commission

March 28, 2014

General

1.	Please ensure consistency of disclosure throughout the documents filed on behalf of Tri Pointe Homes, Inc. and Weyerhaeuser Real Estate Company. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable.

TRI Pointe acknowledges the Staff’s comment. TRI Pointe has made appropriate revisions to both the Amended Proxy Statement and the corresponding sections of the Amended Registration Statement, as described herein, and has worked jointly with WRECO to make appropriate revisions to WRECO’s Registration Statement on Form S-4/S-1, filed January 9, 2014 (File No. 333-193251).

Preliminary Proxy Statement on Schedule PRE 14A

General

2.	Since the preliminary proxy statement relates to a merger transaction, it should have been filed on EDGAR as a “PREM14A.” Please ensure that future amendments of the preliminary proxy statement are filed on EDGAR under the proper submission type.

In response to the Staff’s comment, TRI Pointe has filed the Amended Proxy Statement as a “PREM14A,” and will ensure that all future amendments to the Proxy Statement are likewise filed in the same manner.

3.	Please provide us with copies of all materials prepared by the company’s financial advisor, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

In response to the Staff’s comment, a copy of the presentation materials dated November 1, 2013 prepared by Deutsche Bank for the TRI Pointe board of directors is being provided to the Staff by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel for Deutsche Bank, under separate cover requesting confidential treatment pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and pursuant to the provisions of 17 C.F.R. §200.83. TRI Pointe respectfully advises the Staff that, as described in the Proxy Statement, the projections or forecasts utilized by Deutsche Bank (including any projections or forecasts included in such materials) were prepared by management of TRI Pointe.

Pamela Long

Securities and Exchange Commission

March 28, 2014

Letter to the Stockholders

4.	Please provide disclosure similar to that provided in the Form S-4 registration statement that explains that the Weyerhaeuser shareholders will be receiving WRECO common stock at a discount to the per-share value of Tri Pointe common stock. In addition, please revise your disclosure in the last paragraph on page ii to specifically identify the exchange ratio.

In response to the Staff’s comment, TRI Pointe has revised the disclosure in the letter to the stockholders and throughout the Amended Proxy Statement to clarify that Weyerhaeuser shareholders will be receiving WRECO common stock at a discount to the per-share value of TRI Pointe common stock. TRI Pointe has also revised the disclosure in the last paragraph on page ii to specifically identify the exchange ratio.

Questions and Answers About the Transactions and the Annual Meeting, page 4

5.	Please include a separate “Q&A” disclosing the estimated total value of the merger consideration.

In response to the Staff’s comment, TRI Pointe has added an additional Question and Answer on page 7 of the Amended Proxy Statement regarding the estimated total value of the Merger consideration as of a recent practicable date.

Questions About the Transactions (Proposal No.1), page 5

6.	Refer to Step 2 of the Transactions. Please disclose that WNR is currently the direct parent entity of WRECO.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on pages 5, 19 and 133, as well as in the “Helpful Information” section, of the Amended Proxy Statement to include a statement that WNR is currently the direct parent entity of WRECO.

7.	Refer to Step 7 of the Transactions related to the payment of Adjustment Amount. Please revise to cross-reference disclosure on page 166 where you explain how the Adjustment Amount is calculated. To the extent applicable, please explain whether there are any limits to the size of this Adjustment Amount.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on pages 6, 20 and 135 of the Amended Proxy Statement to include a cross-reference to the explanation on page 162 of the Amended Proxy Statement regarding the calculation of Adjustment Amount and to describe the applicable limits to the size of the Adjustment Amount.

Q: How will the Transactions impact the future liquidity and capital resources of Tri Pointe?, page 8

8.

To help the shareholders better understand the effect that the acquired business will have on the company’s liquidity, please expand your disclosure to address not only the cost synergies you expect to realize as a result of the merger, but also the anticipated short-term and long-term impact that the Real Estate Business may have on the company’s operating

Pamela Long

Securities and Exchange Commission

March 28, 2014

results. For instance, it is unclear how much this business will contribute to its cash from operations. In particular, we note that historical financial information of WRECO does not reflect expenses of an independent entity.

TRI Pointe expects that the Transactions will be accretive on an earnings per share basis, and it has revised the disclosure on pages 7-8 of the Amended Proxy Statement accordingly. TRI Pointe expects cash from operations to be positively impacted as a result of the Transactions, some of which will be re-deployed to fund operating activities. However, we also expect to incur significant one-time transition and integration costs related to the Transactions that will negatively impact TRI Pointe’s operating results, and given that we expect the Transactions to close early in the third quarter of 2014, we will not be able to take advantage of all of the originally expected cost synergies associated with the Transactions until 2015. Accordingly, we have reduced our estimate of the expected cost synergies to be realized in 2014 to $7 million. Nonetheless, TRI Pointe expects to be able to fund these one-time costs using our increased cash from operations and borrowings under existing and anticipated credit sources.

TRI Pointe also acknowledges the Staff’s note that the historical financial information of WRECO does not reflect the expenses of an independent entity because certain services were provided by Weyerhaeuser. TRI Pointe has expanded the disclosure on page 67 of the Amended Proxy Statement to include a discussion of the additional expense and possible cost savings TRI Pointe expects to realize relating to its provision to WRECO of certain services historically provided by Weyerhaeuser to WRECO, and has added a cross-reference to this disclosure on page 7.

Q: Are there any conditions to the consummation of the Transactions?, page 9

9.	Please revise disclosure in the fourth bullet point to specifically identify the two registration statements filed with the SEC.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on page 8 and throughout the Amended Proxy Statement to specifically identify the registration statements filed by TRI Pointe and WRECO with the Commission.

Q: Are there risks associated with the Transactions?, page 10

10.	Please expand your disclosure here to discuss that following the acquisition, Tri Pointe will no longer qualify as an emerging growth company and identify any related implications.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on page 9 of the Amended Proxy Statement to include disclosure regarding the implications of TRI Pointe losing its status as an emerging growth company following the consummation of the Transactions.

Pamela Long

Securities and Exchange Commission

March 28, 2014

Risk Factors, page 28

Tri Pointe’s business, liquidity, financial condition and results of operations may be materially and adversely impacted…, page 46

11.	We note your disclosure that third party consents are required to assign certain contracts from Weyerhaeuser to WRECO. Please expand your disclosure to discuss the impact that the loss of a contract due to failure to obtain a third party’s consent may have on the Real Estate Business and whether these consents represent conditions precedent to the closing of the merger. To the extent material, please discuss the consideration that the board gave to the potential risk of losing contracts material to the business as part of the “Tri Pointe’s Reasons for the Transactions” disclosure on page 147.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on pages 31-32 of the Amended Proxy Statement to discuss the impact of the failure to obtain a third party’s consent on the Real Estate Business as well as to indicate that no third party consents represent conditions precedent to the closing of the Merger. In addition, the TRI Pointe board of directors was advised by TRI Pointe’s management that failure to obtain third party consent with respect to any single contract would not have a material adverse impact on TRI Pointe’s business, liquidity, financial condition or results of operations following the consummation of the Transactions. As such, the TRI Pointe board of directors did not consider the potential risk of losing any particular contract to be material.

The Starwood Fund holds a significant equity interest in Tri Pointe and its interests may not be aligned with the interests of other Tri Pointe stockholders, page 54

12.	In light of your “Corporate Opportunity” disclosure on page 193, please revise your disclosure here to encompass the effect that the charter provision pursuant to which TRI Pointe must renounce any interest or expectancy in any business opportunity presented to the Starwood Fund (or any of its affiliates and subsidiaries), may have on these two parties’ interests.

TRI Pointe acknowledges the Staff’s comment. TRI Pointe believes the Staff’s comment is more properly addressed by revising the disclosure on page 51, in the section of the Amended Proxy Statement entitled “Risk Factors—Risks Related to Conflicts of Interest—As a result of Starwood Capital Group’s relationship with TRI Pointe, conflicts of interest may arise with respect to any transactions involving or with Starwood Capital Group or its affiliates.” Accordingly, TRI Pointe has revised the disclosure on page 51 of the Amended Proxy Statement to include the effect that the provision in the Charter requiring TRI Pointe to renounce any interest or expectancy in any business opportunity presented to the Starwood Fund (or any of its affiliates and subsidiaries) may have on the interests of each of TRI Pointe and the Starwood Fund.

Pamela Long

Securities and Exchange Commission

March 28, 2014

Cautionary Statement Concerning Forward-Looking Statements, page 61

13.	Please revise the last paragraph of your disclosure to state that Tri Pointe will not update the forward-looking statements other than as required by applicable law.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on page 57 of the Amended Proxy Statement to include a statement that TRI Pointe will not update or revise the forward-looking statements unless required to do so by applicable law.

Information About the Annual Meeting, page 63

Solicitation of Proxies, page 67

14.	You indicate that Tri Pointe’s directors, officers and employees may solicit proxies in person, by telephone or other electronic means. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rules 14a-6(b) and (c). Please confirm your understanding in the response letter.

TRI Pointe acknowledges the Staff’s comment and confirms its understanding that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A pursuant to Rules 14a-6(b) and (c) of the Exchange Act.

Information on Tri Pointe, page 71

Tri Pointe’s Business After the Transactions, page 71

15.	To help shareholders objectively evaluate Tri Pointe’s business post-merger, please quantify, to the extent possible, seemingly subjective disclosure related, for example, to (i) creation of a “leading national homebuilder;” (ii) “entry into high-growth markets;” (iii) (iv) “improve[d] … access to the capital markets;” and (v) “significant” increase of cash from operations as a result of integration with WRECO. Please note that these examples are not meant to be exclusive. In addition, when you refer to the acquisition of 16,000 lots located “in lot-constrained California markets,” please expand your disclosure to provide some understanding of what constitutes a lot-constrained California market. We note that the investor presentation filed as a Rule 425 communication by Weyerhaeuser provides useful statistical data of the various statements made in your disclosure regarding the homebuilding market overall, and the market position of the combined company post-merger.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on page 66 of the Amended Proxy Statement to quantify and expand on, to the extent possible, the qualitative disclosure related to TRI Pointe’s business after the Transactions, which we believe provides

Pamela Long

Securities and Exchange Commission

March 28, 2014

helpful context to TRI Pointe stockholders. For example, we have revised the disclosure on page 66 of the Amended Proxy Statement to note that the Transactions will create a “regionally focused national homebuilder” that will be one of the ten largest homebuilders in the United States based on estimated combined equity market value. In addition, we respectfully advise the Staff that our disclosure that there will be a “significant” increase of cash from operations resulting from the integration with WRECO is derived from the fact that TRI Pointe will be a significantly larger company after the consummation of the Transactions with anticipated revenues of approximately $1.5 billion, based on the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013. We have also revised the disclosure on page 66 of the Amended Proxy Statement to explain that the Transactions will provide TRI Pointe with a considerable number of additional fully- or partially-entitled lots in certain California counties in which the land entitlement and development environment is complex and typically lengthy, requiring significant expertise and capital.

Tri Pointe’s Liquidity and Capital Resources After the Transactions, page 72

16.	Refer to your disclosure at the end of the third paragraph. In light of the Form 8-K filed on January 2, 2014 regarding the execution Modification Agreement increasing the commitment amount under the Revolving Credit Facility to $175 million, please update your disclosure accordingly.

TRI Pointe respectfully acknowledges the Staff’s comment and advises the Staff that the current disclosure in the Proxy Statement accurately accounts for the increase in the commitment amount under the Revolving Credit Facility to $175 million as disclosed in TRI Pointe’s Current Report on Form 8-K filed January 2, 2014 and, as such, we have not amended the disclosure. The intent of the current disclosure is to disclose that the Revolving Credit Facility may be further amended, modified or replaced and borrowing availability thereunder or under a new revolving facility may exceed $175 million.

Pamela Long

Securities and Exchange Commission

March 28, 2014

Information on WRECO, page 74

Historical Business Relationship with Weyerhaeuser, page 74

17.	We note your disclosure that Weyerhaeuser has historically provided WRECO with various services, including cash management, treasury and other administrative services. In light of your disclosure that you anticipate to realize $15 million in synergies within the first year of the merger and $30 million thereafter (refer to your disclosure on page 72), as well as taking in consideration Tri Pointe’s smaller scale and organizational structure compared to WRECO’s, in an appropriate section of the filing please disclose how these added services and expenses may impact the merger integration process, affect your cash flow and whether these costs were taken into account when estimating the cost savings resulting from the merger.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on page 67 of the Amended Proxy Statement to describe how TRI Pointe’s provision of the various services historically provided to WRECO by Weyerhaeuser (i) may impact the Merger integration process, (ii) may affect our cash flow and (iii) whether the additional costs and expenses related to TRI Pointe’s provision of these services were taken into account when estimating the cost savings resulting from the Merger. We also note that we have reduced our estimate of the expected cost synergies to be realized in 2014 to $7 million, as discussed above in our response to the Staff’s comment 8.

The Transactions, page 137

Background of the Transactions, page 141

18.	Please refer to disclosure in the third paragraph. Please supplement your disclosure by describing what a “Reverse Morris Trust transaction” is, and the reasons why Weyerhaeuser had a preference for such structure.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on page 137 of the Amended Proxy Statement to describe what a “Reverse Morris Trust” transaction is and to explain why Weyerhaeuser had a preference for a “Reverse Morris Trust” structure.

19.	Refer to the first paragraph of your disclosure on page 142 where you disclose, among other things, that Weyerhaeuser’s financial advisors made available to Tri Pointe “projected financial information” among other things. Please disclose this projected financial information in the filing.

TRI Pointe respectfully acknowledges the Staff’s comment. Although Weyerhaeuser’s financial advisors did make available to TRI Pointe certain projected financial information, TRI Pointe’s management did not agree with some of the underlying assumptions made by Weyerhaeuser, and as such, adjusted these projections accordingly. These adjusted financial projections were provided to, and relied on by, the TRI Pointe board of directors in connection

Pamela Long

Securities and Exchange Commission

March 28, 2014

with its consideration of the Transactions. TRI Pointe has added additional disclosure with respect to these adjusted financial projections beginning on page 151 of the Amended Proxy Statement.

20.	Your disclosure throughout this section should identify all of the parties present at a meeting (for example, your disclosure refers broadly to “members of senior management”), as well as describe in sufficient detail the material issues discussed and the positions taken by the parties at each meeting. In this regard, we note, for example, that disclosure about Tri Pointe’s August 7, 2013 board meeting provides no insight into what resulted from the preliminary evaluation of a possible strategic combination with Weyerhaeuser and what the discussions regarding the “Reverse Morris Trust” transaction structure entailed.

In response to the Staff’s comment, TRI Pointe has revised the disclosure in the section of the Amended Proxy Statement entitled “The Transactions—Background of the Transactions” on pages 136-142 of the Amended Proxy Statement to provide additional detail regarding the identity of all parties present at each meeting as well as to describe the material issues discussed and the positions taken by the parties at each meeting.

21.	Please enhance your discussion throughout this section relating to the negotiation of the material terms of the transactions and their related agreements. For example, your disclosure should explain how the discussions of the September 30, 2013 meeting impacted the deal terms, and in particular, the treatment of the assets relating to Coyote Springs by providing some context as to the materiality of these assets to WRECO’s business. In addition, what would have been the effect of One-way Collar feature proposed by Tri Pointe and the rationale for ultimately eliminating that feature from Tri Pointe’s final proposal? Your disclosure should also explain how the parties arrived at the exchange ratio, the upper limit in the number of shares to be issued in the exchange, the termination fee, and the other material terms to the transaction documents.

TRI Pointe respectfully advises the Staff that the material terms of the Transactions, including the exchange ratio and the termination fee, were negotiated as part of a competitive blind-auction process. As part of the blind-auction process, TRI Pointe submitted two bid letters to Weyerhaeuser proposing the terms on which it would be willing to consummate the Transactions, each of which included a markup of the proposed Transaction Agreement. TRI Pointe removed the One-way Collar feature from its proposal only after being repeatedly informed that Weyerhaeuser would not move forward with TRI Pointe on an exclusive basis unless TRI Pointe removed that feature from its proposal. After Weyerhaeuser agreed to negotiate exclusively with TRI Pointe, the terms proposed by TRI Pointe in its second bid letter, as revised, were the starting point for the final negotiation of the material terms of the Transactions. TRI Pointe’s negotiations with regard to all material terms were based on precedent transactions, including other “Reverse Morris Trust” transactions, along with advice from its outside legal counsel and financial advisors with respect to current market conditions and Delaware law.

Pamela Long

Securities and Exchange Commission

March 28, 2014

The more heavily-negotiated and material terms of the Transactions included the final purchase price and ultimate division of ownership of the combined company, the One-way Collar feature and the treatment of the assets related to Coyote Springs. These items were negotiated and resolved in the blind-auction process prior to the commencement of exclusive negotiations between TRI Pointe and Weyerhaeuser, and we have expanded our disclosure on pages 139-141 of the Amended Proxy Statement to describe in greater detail the negotiation process with respect to these items. In particular, we have revised the disclosure on page 139 of the Amended Proxy Statement to explain how the discussions of the September 30, 2013 meeting impacted the deal terms and the treatment of the assets related to Coyote Springs. We have also provided additional context as to the materiality of the Coyote Springs assets to WRECO’s business. In addition, we have revised the disclosure on pages 140-141 of the Amended Proxy Statement to address the effect of the One-way Collar feature we proposed, as well as the rationale for ultimately eliminating this feature from our final proposal. We have also expanded our disclosure on page 141 of the Amended Proxy Statement to describe the determination of the exchange ratio and the termination fee.

TRI Pointe respectfully advises the Staff that the terms of the exchange offer were not negotiated by Weyerhaeuser and TRI Pointe. Rather, pursuant to the Transaction Agreement, if Weyerhaeuser decides to conduct an exchange offer instead of a pro rata distribution, the terms of the exchange offer will be determined by Weyerhaeuser. These terms would include the number of WRECO common shares offered for each validly tendered Weyerhaeuser common share, and the upper limit on the number of WRECO common shares issued in the exchange offer.

22.	Please disclose whether the transactions were approved by the unanimous vote of the board of directors of each respective company, and if not, disclose the actual percentage of the board approval.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on page 142 of the Amended Proxy Statement to note that the transactions were approved by the unanimous vote of the board of directors of each of TRI Pointe and Weyerhaeuser.

Tri Pointe’s Reasons for the Transactions, page 147

23.	With respect to each of the factors considered, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor. In this regard, please ensure that your disclosure addresses the following factors:

In response to the Staff’s comment, TRI Pointe has revised the disclosure on pages 143-145 of the Amended Proxy Statement to provide additional detail regarding the factors considered by the TRI Pointe board of directors in reaching its decision to approve the Transaction Agreement. We note that the TRI Pointe board of directors did not draw conclusions about the benefits or detriments of each individual factor, but considered the totality of the information presented to and considered by it in reaching its decision to approve the Transaction Agreement.

Pamela Long

Securities and Exchange Commission

March 28, 2014

•	Why a transaction with Weyerhaeuser at this time provided the best strategic alternative for Tri Pointe. In this regard, please reconcile your current platform of being a “‘next generation’ regional homebuilder” [emphasis added] with a disciplined approach of approximately two to three years of land supply, unencumbered by legacy issues, and an “opportunistic” approach to expansion opportunities focusing in the Southwestern United States, with the much larger scale of a merger with a legacy business such as WRECO’s, and becoming one of the tenth largest homebuilders in the United States. In this regard we note your disclosure on pages I-1 through I-5 of Appendix I.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on pages 143-145 of the Amended Proxy Statement to provide additional detail regarding the factors considered by the TRI Pointe board of directors in reaching its decision to approve the Transaction Agreement. In particular, we do not believe the disclosed factors are inconsistent with the disclosure on pages I-1 through I-5 of Appendix I, which has been deleted from the Amended Proxy Statement. We intend to operate WRECO’s homebuilding brands as separate regionally focused operating units after the consummation of the Transactions. Although the Transactions will increase the length of TRI Pointe’s land supply to more than three years, the opportunity to gain land inventory, much of which is located in the Southwestern United States, is precisely the type of expansion opportunity TRI Pointe has positioned itself to take. In addition, the longer land supply provides TRI Pointe with optionality and potential for cash generation, as TRI Pointe may dispose of certain of these long land positions for cash or enter into joint ventures or other arrangements to extract capital from these positions. As a consequence of the consummation of the Transactions, TRI Pointe may be burdened with certain Real Estate Business legacy issues, but we feel that the benefits expected as a result of the Transactions outweigh the risk of legacy issues and the longer land position.

•	The basis giving rise to the expectation that the transactions will be accretive to Tri Pointe’s financial results. In this regard, please also address Mr. Bauer’s statement made during the November 4, 2013 Conference Call discussing the pending combination with Weyerhaeuser, that the combination “results in a business with some of the best margins in the industry.”

In response to the Staff’s comment, TRI Pointe has revised the disclosure on pages 143-145 of the Amended Proxy Statement to provide additional detail regarding the factors considered by the TRI Pointe board of directors in reaching its decision to approve the Transaction Agreement as well as to address the margins of the combined company.

•

The basis for the board’s expectation that after the transactions, Tri Pointe will achieve annualized cost synergies of $15 million in 2014 and approximately $30 million annually thereafter. Please revise your disclosure to provide context to these estimated costs savings, by demonstrating how the merger will enable the company to improve operating

Pamela Long

Securities and Exchange Commission

March 28, 2014

efficiencies and grow ancillary operations, including a mortgage business (refer to disclosure on page 72). In responding to this comment, please also address Mr. Bauer’s comments made during the November 4, 2013 Conference Call where he stated that “the benefit of this transaction is really building value in the combined operation and less about eliminating cost efficiencies at the overhead level.”

In response to the Staff’s comment, TRI Pointe has revised the disclosure on pages 143-145 of the Amended Proxy Statement to provide additional detail regarding the factors considered by the TRI Pointe board of directors in reaching its decision to approve the Transaction Agreement. In addition, the statement that the Transactions are “less about eliminating cost efficiencies at the overhead level” made by Doug Bauer during the November 4, 2013 Conference Call was referring to the operating subsidiaries of the Real Estate Business. There are cost efficiencies to be achieved by reducing overhead through the elimination of redundancies at certain corporate functions, which drive synergy savings and were among the factors considered by the TRI Pointe board of directors. We also note that we have reduced our estimate of the expected cost synergies to be realized in 2014 to $7 million, as discussed above in our response to the Staff’s comment 8.

•	What “trends and competitive developments in the homebuilding industry” the board considered, and what constituted the “range of strategic alternatives available to Tri Pointe,” by identifying these alternatives and explaining why the board determined that the combination with Weyerhaeuser through a Reverse Morris Trust Acquisition structure provided a greater value for Tri Pointe and its stockholders.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on pages 143-145 of the Amended Proxy Statement to provide additional detail regarding the factors considered by the TRI Pointe board of directors in reaching its decision to approve the Transaction Agreement as well as to explain why the TRI Pointe board of directors determined that the combination with WRECO provided a greater value for TRI Pointe and its stockholders.

•	An expanded discussion of what “foreseen” challenges and difficulties the board took in consideration in evaluating the transactions.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on pages 143-145 of the Amended Proxy Statement to provide additional detail regarding the factors considered by the TRI Pointe board of directors in reaching its decision to approve the Transaction Agreement.

Opinion of Deutsche Bank Securities Inc., page 150

24.	You state that in connection with its role as Tri Pointe’s financial advisor and in arriving at its opinion, Deutsche Bank held discussions with the management of both companies regarding the business and prospects of the combined company, among other things. With a view towards disclosure, please tell us how these discussions impacted Deutsche Bank’s opinion in light of disclosure that Deutsche Bank expressed no opinion as to the underlying business decision of Tri Pointe to engage in the merger.

Pamela Long

Securities and Exchange Commission

March 28, 2014

TRI Pointe respectfully acknowledges the Staff’s comment. Deutsche Bank has advised TRI Pointe that its discussions with management of WRECO and TRI Pointe were part of its customary due diligence process with respect to the financial forecasts provided to Deutsche Bank by management of TRI Pointe for use in preparing Deutsche Bank’s financial analyses. Deutsche Bank has advised TRI Pointe that its opinion related to the fairness, from a financial point of view, of the exchange ratio set forth in the Transaction Agreement to TRI Pointe, noting that a fairness opinion relates to the value of the consideration being exchanged in a particular transaction and does not address whether such particular transaction is the best or only strategic alternative available to the party whose board receives the opinion. While an investment bank may provide advice and assistance to the board and management of its client in connection with their consideration of such strategic alternatives, the scope of the fairness opinion (including that it does not address the underlying business decision to engage in the transaction) is circumscribed by the wording of the opinion, which was presented to, and accepted by, the TRI Pointe board of directors. Accordingly, TRI Pointe respectfully notes that it does not believe any further disclosure is necessary or appropriate.

Selected Publicly-Traded Companies Analysis, page 152

25.	Please advise as to whether any companies meeting the selection criteria were excluded from the financial advisor’s analysis and revise your disclosure as appropriate to explain any such exclusion.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on page 147 of the Amended Proxy Statement to more specifically describe the criteria for selection of the publicly-traded companies. Deutsche Bank has advised TRI Pointe that it is not aware of any companies that meet such criteria which were omitted from its analysis.

Discounted Cash Flow Analysis, page 154

26.	Please disclose how Deutsche Bank determined the perpetuity growth rates and the discount rates for both companies.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on page 149 of the Amended Proxy Statement to disclose how Deutsche Bank determined the perpetuity growth rates and the discount rates for both TRI Pointe and WRECO.

Pamela Long

Securities and Exchange Commission

March 28, 2014

General, page 155

27.	Please disclose the amount of the financial advisor’s fee payable upon the closing of the merger transaction.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on page 151 of the Amended Proxy Statement to disclose the amount of Deutsche Bank’s fee payable upon consummation of the Merger.

Board of Directors, page 218

28.	With respect to the directors’ biographical information, it appears that disclosure relating to the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director is missing. Please advise or revise.

In response to the Staff’s comment, TRI Pointe has revised the disclosure on pages 207-209 of the Amended Proxy Statement to disclose the factors that led to our conclusion that each director nominee should serve as a director of TRI Pointe.

Registration Statement on Form S-4

General

29.	Please file all exhibits with your next amendment or otherwise supply us with drafts of the legal and tax opinions.

TRI Pointe acknowledges the Staff’s comment and advises the Staff that the remaining exhibits not filed with the Amended Registration Statement, including the legal and tax opinions, are in the process of being drafted and will be filed in a subsequent amendment to the Registration Statement.

Directors and Officers of Tri Pointe Before and After the Transactions, page 108

30.	With respect to Mr. Graham’s appointment to the board, please advise whether you intend to file his consent with your next amendment. Please file similar consents for any of the directors to be nominated by Weyerhaeuser should they be identified in the registration statement prior to it being declared effective. Refer to Rule 438 under the Securities Act.

In response to the Staff’s comment, TRI Pointe has filed Mr. Graham’s consent with the Amended Registration Statement.

Pamela Long

Securities and Exchange Commission

March 28, 2014

Debt Financing, page 227

31.	Please file the Commitment Letter as an exhibit to the registration statement with your next amendment.

In response to the Staff’s comment, TRI Pointe has filed the Commitment Letter as an exhibit to the Amended Registration Statement.

Exhibit 2.1 Transaction Agreement

32.	Please provide us supplementally with a list that briefly identifies and summarizes the contents of each of the Disclosure Letters (as the term is defined in the merger agreement). Please note that in accordance with Item 601(b)(2) of Regulation S-K, the merger agreement incorporated by reference in the registration statement, must contain a list briefly identifying the contents of all omitted schedules. Please revise your disclosure accordingly.

In response to the Staff’s comment, a list that briefly identifies and summarizes the contents of each of the Disclosure Letters (as the term is defined in the Transaction Agreement) is being provided to the Staff under separate cover. In addition, in response to the Staff’s comment, TRI Pointe is filing, as Exhibit 2.1 to the Amended Registration Statement and as Annex A of the Amended Proxy Statement, a copy of the Transaction Agreement that identifies the contents of the omitted schedules to the Transaction Agreement.

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Pamela Long

Securities and Exchange Commission

March 28, 2014

TRI Pointe acknowledges that:

•	TRI Pointe is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	TRI Pointe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, feel free to call me at (949) 478-8600.

Sincerely,

TRI Pointe Homes, Inc.

By:	/s/ Douglas F. Bauer
Name:	Douglas F. Bauer
Title:	Chief Executive Officer

cc:	Brad Blank, Esq. (TRI Pointe Homes, Inc.)

Michael Flynn, Esq. (Gibson, Dunn & Crutcher LLP)

Brian J. Lane, Esq. (Gibson, Dunn & Crutcher LLP)

Keith P. Bishop, Esq. (Allen Matkins Leck Gamble Mallory & Natsis LLP)